UBA

United Bank For Africa Plc

UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S OFFICE

Our Ref: CS/US SEC/0080/2005 **February 9, 2005**

The US Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Mail Stop 3-9
Washington D.C. 20549
USA


05005804

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82-4804

We wish to formally notify you of the proposed merger between United Bank for Africa Plc and Standard Trust Bank Plc.

The aim of the proposed merger is to create a full service financial services franchise that will be the undisputed leader and set the pace in all areas of the Nigerian financial services industry. The proposed merger comes against the backdrop of the reform programme of the Federal Government of Nigeria and the vision of the Central Bank of Nigeria to consolidate the Nigerian banking industry and create true mega banks with capacity to make meaningful contribution to the growth of the economy.

Accordingly, a pre-merger approval has been sought and obtained from the Central Bank of Nigeria. Both United Bank for Africa Plc and Standard Trust Bank Plc have filed a pre-merger notice with the Securities and Exchange Commission in Nigeria as part of the mandatory requirements for the consummation of the merger.

The Nigerian Stock Exchange and the Nigeria Deposit Insurance Company have also been notified of the proposed merger. Copies of the following correspondence are herewith attached for your information and records:

(i) A copy of the application for Pre-Merger consent dated January 17, 2005 forwarded to the Central Bank of Nigeria

(ii) A copy of the notification of intention to merge dated January 25, 2005 forwarded to the Nigerian Deposit Insurance Corporation

(iii) A copy of the letter dated January 26, 2005 conveying the Pre-Merger consent of the Central Bank of Nigeria.

(iv) A copy of the notification of intention to merge dated January 31, 2005 forwarded to the Nigerian Stock Exchange

(v) A copy of the Pre-Merger notice dated January 31, 2005 forwarded to the Securities & Exchange Commission.

Yours faithfully
Per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY



CENTRAL BANK OF NIGERIA
Central Business District
P. M. B. 0187
Garki, Abuja

Tel.: 09-61636403
09-61636418
Fax:

www.cenbank.org

January 26, 2005

BSD/BCIC/VOL.1/04

1. The Chairman,
   United Bank for Africa
   50, Marina, Lagos.

2. The Chairman,
   Standard Trust Bank Plc
   Plot 1662, Oyin Jolayemi Street
   Victoria Island ,Lagos

Dear Sir,

RE: FORMAL APPLICATION FOR PRE-MERGER CONSENT IN RESPECT OF UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

We refer to your application of January 17, 2005 on the above subject and write to convey the **CBN PRE-MERGER CONSENT** as requested. You are by this approval required to continue with the process of consummating the merger in accordance with our guidelines and to update us on monthly basis.

Please note that the Top Management staff whose approvals were not forwarded will require fresh approvals should they form part of the Top Management of the new bank.

Yours faithfully,

G.A. OLADEJOBI
FOR: DIRECTOR OF BANKING SUPERVISION



standard trust

17 January 2005

The Governor
Central Bank of Nigeria
Abuja
Federal Capital Territory

O. O. Ayorinde 24/1/05

Dear Sir

APPLICATION FOR PRE-MERGER CONSENT OF CENTRAL BANK OF NIGERIA IN RESPECT OF THE PROPOSED MERGER OF UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

Further to the resolutions of the Board of Directors of United Bank of Africa Plc ("UBA") and Standard Trust Bank Plc ("STB") approving the merger of UBA and STB, subject to the fulfilment of all statutory and regulatory requirements, approval is hereby sought for the Pre-merger consent of the Central Bank of Nigeria ("CBN") to the proposed merger.

In support of the application for the pre-merger consent of the CBN, we have enclosed the documents listed below. No inclusion has been made with regard to shareholders' resolutions (which must be passed at Extraordinary General Meetings (EGM)) as a result of our humble concern that this will delay the process unduly. More so since statutory EGMs are mandatory and have been scheduled to ratify the merger before its completion.

Appendix	Document
1	The proposed name of the successor bank
2	Memorandum of Understanding between UBA and STB
3	Memorandum & Articles of Association of UBA
4	Memorandum &Articles of Association of STB
5	Resolution of the Board of Directors of UBA approving the merger of UBA and STB
6	Resolution of the Board of Directors of STB approving the merger of UBA and STB
7	List and contact details of significant shareholders (5% and above) of UBA
8	List and contact details of significant shareholders (5% and above) of STB
9	Organisational structure of STB



standard trust

10	Organisational Structure of UBA
11	List of Directors of UBA and their direct/indirect shareholding, if applicable.
12	List of Directors of STB and their direct/indirect shareholding, if applicable.
13	List of top Management Staff of UBA from Assistant General Manager (AGM) and above and their respective designations.
14	List of top Management Staff of STB from Assistant General Manager (AGM) and above and their respective designations.
15	Copies of CBN approvals for the appointment of the Directors and Top Management Staff of UBA
16	Copies of CBN approvals for the appointment of the Directors and Top Management Staff of STB

We thank you for your kind consideration of this application and look forward to the timely receipt of the Pre-merger Consent of CBN to the proposed merger of UBA and STB.

Thank you.

Yours faithfully,

for: **UNITED BANK OF AFRICA PLC**

Mr. Kayode Sofola, SAN
Chairman

pp **Mallam Aliyu Dikko**
Managing Director/CEO

for: **STANDARD TRUST BANK PLC**

Chief Ferdinand Alabraba
Chairman

Mr. Tony O. Elumelu, MFR
Managing Director/CEO



United Bank For Africa Plc
RC 2457
UBA House, 57 Marina, P. O. Box 2406, Lagos,
Tel : 01 2644651-700 Fax: 01 2642287,
Telex: MIBANK 28493, 28496, 28501,
e-mail: info@ubaplc.com
website: www.ubaplc.com

standard trust
standard trust bank plc
RC 1466955
Plot 1662, Oyin Jolayemi Street,
Victoria Island, Lagos, Nigeria.
tel (01) 4619852,2610946.
e-mail:enquiries@standardtrust.com
website: www.standardtrust bank.com

25th January 2005

The Managing Director
Nigerian Deposit Insurance Corporation
Central Business District
Abuja.

Dear Sir,

UBA AND STB: NOTIFICATION OF INTENTION TO MERGE

This serves to formally advise that the Boards of Directors of United Bank for Africa PLC and Standard Trust Bank PLC have approved arrangements that will culminate in a merger of the two banks.

The aim is to create a full service financial services franchise that will be the undisputed leader and set the pace in all areas of the Nigerian financial services industry. The merger comes against the backdrop of President Obasanjo's reform program and Professor Soludo's vision to consolidate the Nigerian Banking industry and create truly mega-banks with the capacity to make meaningful contribution to the growth of the economy.

The merger has the potential to create benefits for all stakeholders in both institutions. The merged entity will have the kind of financial strength envisaged by regulatory authorities to drive the industry to new frontiers in payment systems development and customer service standards. Customers of both banks are set to enjoy benefits such as true "Convenience Banking" which will be provided from a combined network of 358 branches and a combination of alternative electronic channels.

Also, the new bank will have an enhanced capacity to drive consumer credit and support the real sectors of the economy because of the huge capital and deposit base and a higher Single Obligor Limit.

Based on the synergies of the combination, the hitherto sub-optimized assets of the two banks, opportunities for scale economies and the sheer size of the combination, the income potential for shareholders will be very significant. Furthermore, the enlarged and diversified ownership structure of the merged entity will surely produce a very strong Board of Directors that will drive Corporate Governance to new heights in the country.

Staff of the new bank also stand to benefit immensely as the capacity to train, develop and properly remunerate them will be adequate; an environment that will be adjudged the "Best Place to Work" will be provided. The vision of the new and enlarged bank will also guarantee more job creation instead of the job loss feared by many in the advent of the CBN consolidation policy.

As expected, there will be challenges in the areas of technology, culture, processes and operations. We count on your usual assistance in ensuring a smooth and rapid integration of both institutions. Please note that an application for Pre-Merger Consent has already been filed with the CBN by both institutions as part of the mandatory requirements for the consummation of the merger.

We thank you for your support.

Yours Faithfully,

Aliyu Dikko
Managing Director/CEO
United Bank for Africa PLC

Tony O. Elumelu
Managing Director/CEO
Standard Trust Bank PLC



United Bank For Africa Plc
RC 2457
UBA House, 57 Marina, P. O. Box 2406, Lagos,
Tel : 01 2644651-700 Fax: 01 2642287,
Telex: MIBANK 28493, 28496, 28501,
e-mail: info@ubaplc.com
website: www.ubaplc.com



standard trust
standard trust bank plc
RC 1466955
Plot 1662, Oyin Jolayemi Street,
Victoria Island, Lagos. Nigeria.
tel (01) 4619852,2610946.
e-mail:enquiries@standardtrust.com
website: www.standardtrust bank.com

31st January 2005


RECEIVED
0 2 FEB 2005
THE NIGERIAN STOCK EXCHANGE

The Director-General
The Nigerian Stock Exchange
Stock Exchange House
2-4 Customs Street
Tinubu, Lagos

Dear Madam,

UBA AND STB: NOTIFICATION OF INTENTION TO MERGE

This serves to formally advise that the Boards of Directors of United Bank for Africa PLC and Standard Trust Bank PLC have approved arrangements that will culminate in a merger of the two banks.

The aim is to create a full service financial services franchise that will be the undisputed leader and set the pace in all areas of the Nigerian financial services industry. The merger comes against the backdrop of President Obasanjo's reform programme and Professor Soludo's vision to consolidate the Nigerian Banking industry and create truly mega-banks with the capacity to make meaningful contribution to the growth of the economy.

The merger has the potential to create benefits for all stakeholders in both institutions. The merged entity will have the kind of financial strength envisaged by regulatory authorities to drive the industry to new frontiers in payment systems development and customer service standards. Customers of both banks are set to enjoy benefits such as true "Convenience Banking" which will be provided from a combined network of 358 branches and a combination of alternative electronic channels.

Also, the new bank will have an enhanced capacity to drive consumer credit and support the real sectors of the economy because of the huge capital and deposit base and a higher Single Obligor Limit.

Based on the synergies of the combination, the hitherto sub-optimized assets of the two banks, opportunities for scale economies and the sheer size of the combination, the income potential for shareholders will be very significant. Furthermore, the enlarged and diversified ownership structure of the merged entity will surely produce a very strong Board of Directors that will drive Corporate Governance to new heights in the country.

Staff of the new bank also stand to benefit immensely as the capacity to train, develop and properly remunerate them will be adequate; an environment that will be adjudged the "Best Place to Work" will be provided. The vision of the new and enlarged bank will also guarantee new job creation instead of the job loss feared by many with the advent of the CBN consolidation policy.

Please note that a pre-merger notice has already been filed with the Securities and Exchange Commission by both institutions as part of the mandatory requirements for the consummation of the merger.

We thank you continued support.

Yours Faithfully,

Aliyu Dikko
Managing Director/CEO
United Bank for Africa PLC

Tony O. Elumelu
Managing Director/CEO
Standard Trust Bank PLC


BGL Securities Ltd

RC 269666
(Member of the Nigerian Stock Exchange)

Plot 1061, Abagbon Close, Off Ologun
Agbaje Street, P.O Box 74122, Victoria
Island, Lagos
Tel: 234 1 2623141, 2623257, 612340,
2672799, 2672820 Fax: 2623258
Email: info@bglltd.com
url:http://www.bglltd.com

SecTrust

Securities Transactions & Trust Co. Nig. Ltd.
(Member of the Nigerian Stock Exchange) RC 251272

Foreshore Towers,
12th floor, 2A Osborne Road
P.OBox 51045,
Falomo, Ikoyi,
Lagos.
E-MAIL: info@sectrust-nigeria.com

January 31, 2005


Securities & Exchange Commission
RECEIVED
02 FEB 2005
DIRECTOR GENERAL'S OFFICE

The Director General
Securities and Exchange Commission
Tower 421, Constitution Avenue
Central Business District
Garki,
Abuja

Dear Sir,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC - FILING OF PRE-MERGER NOTICE

Introduction

The Board of Directors of United Bank for Africa Plc ("UBA") and Standard Trust Bank Plc ("STB") have approved the merger of the two banks via a Scheme of Arrangement under section 100 of the Investments and Securities Act, 1999. BGL Securities Limited and Securities Transactions and Trust Company Limited have been retained as the Financial Advisers to STB and UBA respectively. In this capacity, we write to notify you of the proposed merger in order to obtain the Securities and Exchange Commission's 'No objection' letter to the proposed Scheme.

Proposed Amendments to the Memorandum and Articles of Association

The two merging banks are public quoted banks operating in virtually the same market and it has been agreed that the name of the post-merger bank will be United Bank for Africa Plc (UBA). Consequently, the Memorandum and Articles of Association of UBA will be adopted for the post-merger bank and since both companies have been operating in the same line of business prior to the proposed merger, we do not expect any significant amendment to the subsisting Memorandum and Articles of Association of UBA.

Ezeanya Nneka P.
2/2/05

Enclosures

The under-listed documents are enclosed in support of the application:

1. A Pre-merger Notice Report on the proposed transaction;
2. The Statement of Intent by UBA and STB on the proposed merger (Memorandum of Understanding) signed by the two banks;
3. Board Resolution of UBA supporting the proposed merger;
4. Board Resolution of STB supporting the proposed merger;
5. Certified True Copy of the Memorandum and Articles of Association of UBA;
6. Certified True Copy of the Memorandum and Articles of Association of STB;
7. Latest Audited Financial Statements of UBA;
8. Latest Audited Financial Statements of STB;
9. A copy of the Certificate of Incorporation of UBA;
10. A copy of the Certificate of Incorporation of STB; and
11. A copy of the Central Bank of Nigeria Pre-Merger Consent letter.

We thank you for your usual cooperation and look forward to receiving the Securities and Exchange Commission's 'No objection' letter to the proposed merger.

Yours faithfully,

ALBERT OKUMAGBA
BGL SECURITIES LIMITED

GODWIN OBASEKI
SECURITIES TRANSACTIONS ANDTRUST COMPANY LIMITED